Exhibit 99.1
Medigus MUSETM System Study Data to be Featured at ‘Posters in the
Spotlight’ Session During United European Gastroenterology Week 2015

New study data pinpoints ideal stapling distribution to maximize efficacy of incisionless fundoplication procedures using the MUSE system for the long-term treatment of GERD

OMER, Israel, October 28, 2015 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that during United European Gastroenterology Week (UEGW), being held from October 24-28, 2015 in Barcelona, Spain, Dr. Tae-Geun Gweon of Harvard Medical School and Boston Children’s Hospital, Boston, MA, will be presenting findings from a new ex-vivo study conducted together with Dr. Kai Matthes.

This presentation (P1367), Endoscopic Anterior Fundoplication with the Medigus Ultrasonic Surgical Endostapler (MUSE™): Results from an Ex-vivo Simulation Trial to Assess the Efficacy of the Procedure by Comparing Stapling Position and Gastric Yield Pressures, has been selected by UEG to be featured at the Poster in the Spotlight Session: Advances in upper GI endoscopy, and will take place on Wednesday October 28th, 2015 from 8:30 to 10:30 am CET in E-Poster Lounge 2. The MUSE research will be the focus of a 15-minute oral presentation and discussion during the moderated session.

The goal of the new ex-vivo study was to identify the ideal stapling distance, quantity and distribution in relation to the Gastroesophageal Junction (GEJ) in a validated simulation model, using the MUSE system. The preliminary data set to this new ex-vivo study, which was previously presented at the Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) 2015 Annual Meeting, varied the distance of stapling location from the GEJ, and the earlier study had concluded that a distance of at least 3 cm, is ideal for fundoplication procedures conducted using the MUSE system. This new data set follows up to those results to identify the ideal distribution of staplings, by varying the angle between each stapling action, or stapling distribution.

“Endoscopic fundoplication procedures, such as the ones performed with MUSE, are an emerging technique for the treatment of GERD, and I believe can become a leading method for long-term GERD relief,” said Dr. Matthes (MD, PhD), Harvard Medical School and Boston Children’s Hospital, and co-author of this study. “Throughout this study, we have been able to identify the ideal stapling distance and distribution to optimize administration of the MUSE system and enhance patient outcomes.”

To obtain this data set, ten fundoplication procedures using the MUSE system were performed in four groups of ex-vivo porcine stomachs. Three out of four groups received two stapling actions and one group received three stapling actions, varying the distribution between 90 and 180 degrees. Drs. Gweon and Matthes concluded that placement of three staplings at 3 cm proximal to the GEJ with an angle of 90 degrees between each staple position (180 degree partial anterior fundoplication) results in the most effective restoration of the esophageal valve mechanism.

For more information about MUSE, please visit the Medigus booth in Exhibit Hall 8.1, Booth # 92 or visit us online at Medigus.com.

About GERD
Gastroesophageal reflux disease (GERD) occurs when the lower esophageal sphincter spontaneously opens or does not properly close after use, thereby allowing for stomach contents to rise into the esophagus, causing heartburn, irritation and potentially other discomforts. It affects approximately 81 million Americans each year, 8.6 million of whom experience severe symptoms.i While some patients can attain symptom relief through the use of proton pump inhibiters, or PPIs, (acid reducing medications), there is a growing concern around the prolonged chronic use of PPIs, including increased risk of bone fracture, and interference with the adsorption of essential vitamins and minerals.ii A persistent state of untreatable GERD could potentially lead to Barrett’s esophagus, a precancerous state which can lead to esophageal cancer. Patients who suffer from daily GERD are seven times more likely to develop esophageal cancer.ii

About MUSE
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked, and has also has obtained the necessary licenses to market the product in Canada and Israel.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

i Rubenstein JH & Taylor JB. (2010). Meta-analysis: the association of oesophageal adenocarcinoma with symptoms of gastro-oesophageal reflux. Alimentary Pharmacology & Therapeutics,32(10):1222-7. doi: 10.1111/j.1365-2036.2010.04471.x. Epub 2010 Sep 23.

ii Tetsuhide Ito, MD, PhD & Robert T. Jensen, MD (2010). Association of Long-term Proton Pump Inhibitor Therapy with Bone Fractures and effects on Absorption of Calcium, Vitamin B12, Iron, and Magnesium. Current Gastroenterology Reports, 12(6): 448–457. doi:  10.1007/s11894-010-0141-0

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MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com